FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Table dated May 31, 2007 detailing changes in the oil and gas reserves of YPF SA of the years 2006, 2005 and 2004

Item 1

Buenos Aires, May 31, 2007

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref. Oil and gas reserves

Please find attached a table with a detail of the changes in the oil and gas reserves of YPF SA of the years 2006, 2005 and 2004, which shall be reported to the New York Stock Exchange York (NYSE) in the annual report of the year 2006 under a 20F format.

Sincerely yours.

By YPF S.A.

Walter Forwood

Economic - Financial Director

	Crude Oil (1)	Natural Gas	Combined (2)
	(millions of barrels)	(Bcf)	(boe in millions)
Proved Developed and Undeveloped Reserves

Reserves at December 31, 2003	1202	6449	2351
Revisions of previous estimates (3)	-21	-137	-45
Extensions, discoveries and improved recovery	34	115	55
Sales of reserves in place	-5	-45	-13
Production for the year	-146	-706	-272

Reserves at December 31, 2004	1064	5676	2076
Revisions of previous estimates (3)	-175	-355	-239
Extensions, discoveries and improved recovery	22	30	27
Production for the year	-134	-668	-253

Reserves at December 31, 2005	777	4683	1611
Revisions of previous estimates (3)	9	-63	-2
Extensions, discoveries and improved recovery	20	46	29
Production for the year	-126	-651	-242

Reserves at December 31, 2006	680	4015	1396
Proved Developed Reserves
At December 31, 2003	984	4226	1737
At December 31, 2004	863	4045	1582
At December 31, 2005	604	3201	1174
At December 31, 2006	521	2571	979

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 4, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer